JPMORGAN TRUST I

245 PARK AVENUE

NEW YORK, NEW YORK 10167

VIA EDGAR

April 30, 2010

Vincent J. Di Stefano

Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Re: JPMorgan Trust I (“Trust”);

File Nos. 333-103022; 811-21295 – Post-Effective Amendments No. 103 and No. 106)

Dear Mr. Di Stefano:

This letter is in response to the outstanding telephonic comments that you provided on April 19, 2010, as discussed on April 27, 2010, with respect to the filings made on March 3, 2010 and March 24, 2010 in connection with the Eagle Class shares for JPMorgan Prime Money Market Fund and JPMorgan Tax Free Money Market Fund and the comments that you provided on April 28, 2010 in response to the filing made on March 24, 2010 in connection with the Eagle Class shares for JPMorgan Prime Money Market Fund and JPMorgan Tax Free Money Market Fund.  The Trust’s responses to your comments are set forth below.  We will incorporate any necessary changes to the Fund’s Registration Statement in a filing pursuant to Rule 485(a).

JPMorgan Prime Money Market Fund

The Fund’s Main Investment Strategy

1.

Comment:  Please delete the italicized language from the following sentence “The Fund is a money market fund managed to meet the requirements of Rule 2a-7 under the Investment Company Act of 1940. Within these requirements, the Fund is managed in the following manner.”

Response:  The requested change has been made.

2.

Comment:  If the Fund’s investments in mortgage-backed securities constitute a principal investment, please list them as such.

Response:  Mortgage-related securities constitute a small portion of the Fund’s portfolio, the level of investment in which does not constitute a principal investment strategy. However, due to the unique nature of the risks associated with mortgage-related securities, the Fund deems mortgage-related securities to constitute a principal risk and includes it as such.

3.

Comment:  Please confirm that funding agreements such as Guaranteed Investment Contracts and Bank Investment Contracts are permissible investments under Rule 2a-7.

Response:  Funding agreements, such as those listed above, may qualify as permissible investments under Rule 2a-7.

4.

Comment:  In the ninth bullet, please remove the word “generally,” as the Fund will be required to comply with the stated dollar-weighted average maturity at all times. Additionally, please consider replacing the word “generally” with the word “always.”

Response:  The word “generally” has been deleted. The word “always” has not been added, as we feel that the disclosure is sufficiently clear without its use.

5.

Comment:  In the tenth bullet, please remove the following language “as determined under Rule 2a-7.”

Response:  The requested revision has been made. The language has been modified to clarify that in addition to securities with remaining maturities of less than 397 days, the Funds may also invest in other investments permitted to be purchased because of maturity shortening provisions under applicable regulation.

6.

Comment:  The Fund’s prospectus currently states that the Fund may “invest less than 25% of its total assets in this industry if warranted due to adverse economic conditions or if investing less than 25% appears to be in the best interest of shareholders.” Please explain the basis for this disclosure that the Fund may cease to concentrate for periods of times on a discretionary basis.

Response:  The disclosure has been modified to make clear that the Fund may only deviate from its concentration policy as a temporary defensive measure.

The Fund’s Main Investment Risks

7.

Comment:  Please expand “Risk of Regulation of Money Market Funds” to briefly explain the effects of the recently adopted amendments and the corresponding risks.

Response:  Disclosure explaining the scope of the recent amendments has been added. With regard to the corresponding risks, the disclosure already states “These changes may result in reduced yields achieved by certain money market funds.” We feel that this language accurately reflects the risks.

The Fund’s Past Performance

8.

Comment:  Please revise the final sentence of the first paragraph of this section to read “The returns of Eagle Class Shares would be similar to the returns shown because the shares are invested in the same portfolio of securities and the returns would differ only to the extent that the classes do not have the same expenses.”

Response:  The disclosure has been modified accordingly.

9.

Comment:  Please delete the third paragraph of this section.

Response:  The paragraph has been deleted.

10.

Comment:  Please replace horizontal bars in the year-by-year performance chart with vertical bars.

Response:  The horizontal bars have been replaced with vertical bars.

Fees and Expenses of the Fund

11.

Comment:  Please make the third word of this section “tables” singular.

Response:  The requested change has been made.

12.

Comment:  Please delete footnote 1 to the table, as this footnote is appropriate in the context of a new fund and not merely a new class.

Response:  The requested change has been made. This disclosure has been moved to the section of the statutory prospectus that is responsive to Item 9 of Form N-1A.

13.

Comment:  Please consider deleting footnote 2 because the expected fees for the Fund do not exceed the threshold for the fee waiver. To the extent that footnote 1 is not deleted, please remove the last sentence of the footnote and please clarify the conditions under which the fee waiver may be terminated.

Response:  Following our inclusion of audited financial numbers, since the expected fees for the JPMorgan Prime Money Market Fund do not exceed the threshold of the fee waiver, the footnote will be deleted. With regard to the JPMorgan Tax Free Money Market Fund, since the expected fees exceed the threshold of the fee waiver, the footnote has been retained with the final sentence of the footnote deleted. Since the expense limitation agreement does not provide a means for its termination before its expiration date.  Therefore, the footnote has been clarified to make clear that the service providers will determine whether to continue the arrangement only on its termination. In addition, the corresponding line items to the fee table have been added.

Example

14.

Comment:  In the third sentence, please replace the words “are equal to the total annual fund operating expenses” with the words “remain the same” in accordance with the requirements of Form N-1A.

Response:  The requested revision has been made with regard to the JPMorgan Prime Money Market Fund.

With regard to the JPMorgan Tax Free Money Market Fund, where the class is subject to a contractual expense cap that is expected to be utilized under current projections, we note that Instruction 4(a) to Item 3 of Form N-1A expressly permits “that an adjustment may be made to reflect any expense reimbursement or fee waiver arrangements that will reduce any Fund operating expenses for no less than one year from the effective date of the Fund’s registration statement.” Therefore, in order to prevent the example from becoming misleading, the applicable disclosure has been revised to read “the Fund’s expenses are equal to the net expenses shown in the fee table through 6/30/11 and total annual fund operating expenses thereafter.”

Purchase and Sale of Fund Shares

15.

Comment:  Please remove the sentence “This prospectus is to be used only by clients of Eagle Asset Management, Inc. and its affiliates.”

Response:  The requested change has not been made. Item 6 of Form N-1A requires disclosure of “the Fund’s minimum initial or subsequent investment requirements.” We respectfully submit that since Eagle Class shares may only purchased by clients of Eagle Asset Management, Inc. and its affiliates, the need to be such a client clearly constitutes a “minimum initial requirement” for investment in Eagle Class shares. In addition, we note that this prospectus will be publicly available, and thus, it is important to note to potential investors that they may only purchase shares through Eagle Asset Management, Inc. and its affiliates.

16.

Comment:  Please delete the italicized words in the following sentence “In general, you may purchase or redeem shares on any business day.”

Response:  The disclosure has been modified to read “You may purchase or redeem shares on any business day that the Fund is open.”

JPMorgan Tax Free Money Market Fund

General

17.

Comment:  Please see comments relating to JPMorgan Prime Money Market Fund, as applicable.

Response:  Please see responses above.

The Fund’s Main Investment Strategy

18.

Comment:   Please clarify the disclosure relating to the Fund’s main investment strategy to make clear that, within the context of the Fund’s fundamental investment policy, the income from municipal obligations in which the Fund will invest will be exempt from Federal income tax, in accordance with the requirements of Rule 35d-1. Please consider the corresponding fundamental policy listed in the Fund’s SAI in your response.

Response:  Rule 35d-1(a)(4) requires a tax-exempt fund to adopt a fundamental investment policy to, under normal circumstances, invest at least 80% of the value of its assets in investments, the income from which is exempt from federal income tax.

The disclosure in this section states that, as a fundamental policy, “The Tax Free Money Market Fund will invest at least 80% of the value of its Assets in municipal obligations.” As a clarification as to the meaning of this fundamental policy, as part the definition of “municipal obligations,” the current disclosure states that “The Fund will only purchase municipal obligations if the issuer receives assurances from legal counsel that the interest payable on the securities is exempt from federal income tax.” The preceding language will be turned into a bullet following the language “Municipal obligations are securities that:” in order to make clear the fact that it serves to define the universe of “municipal obligations” in which the Fund will invest. Finally, we note that fundamental investment policies may not be changed without prior shareholder approval.

The Fund’s Main Investment Risks

19.

Comment:   In the second bullet under “Municipal Obligations Risk,” please briefly describe the additional risks described in the final sentence.

Response:  The following disclosure has been added “Municipal obligations may be more susceptible to downgrades or defaults during recessions or similar periods of economic stress.” Further, the paragraph that follows this sentence adequately addresses these additional risks.

20.

Comment:   In the fourth bullet under “Municipal Obligations Risk,” please clarify whether the Fund may invest in excess of 20% of its Assets in taxable securities, and if so, under what conditions.

Response:  Pursuant to Section 8(b) of the Investment Company Act of 1940 (the “Act”), the Fund identifies the types of securities in which it will concentrate. The Fund complies with its concentration policy, as required under the Act. The language indicated notifies an investor of the limited circumstances under which the Fund would not concentrate, i.e., in the event that the Fund’s investment advisor decides to a take a temporary defensive position. In such limited circumstances, as a temporary defensive position, the Fund believes that it would be permitted to invest in taxable securities under the Act. This position follows the position taken by the Division of Investment Management in its May 1992 release in which the SEC stated “Thus, a company that specifies in its registration statement an intention to concentrate must invest at least twenty-five percent of its assets in the identified industry, unless it adopts a temporary defensive position in anticipation of a market decline.”

In response to this comment, the disclosure has been revised to make clear that this exception is only available in the context of temporary defensive positions.

More About the Funds

21.

Comment:   With regard to changes to the Funds’ non-fundamental investment objectives, will shareholders receive notice prior to the effectiveness of any changes.

Response:  We anticipate that shareholders will be provided with advance notice of any material change to a non-fundamental investment objective.

22.

Comment:   Please consider deleting the section “Temporary Guarantee Program.”

Response:  This section has been deleted.

Financial Highlights

23.

Comment:   Please include financial highlights for another class that has performance history.

Response:  In response to this comment, financial highlights for the Funds’ Reserve Shares have been included.

In connection with your review of the Fund’s Post-Effective Amendments Nos. 103 and 106 filed by the Trust on March 3, 2010 and March 24, 2010, respectively, the undersigned hereby acknowledges on behalf of the Trust that: (1) the Trust is responsible for the adequacy and the accuracy of the disclosure contained in the filings; (2) comments of the staff of the Securities and Exchange Commission ("Staff"), if any, or changes to disclosure in Response to Staff Comments, if any, in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission ("SEC") from taking any action with respect to the filing made; and (3) the Trust may not assert Staff Comments, or lack thereof, as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004, release regarding the public release of Comment letters and Responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

We hope that the Staff finds this letter responsive to the Staff’s comments.  Should members of the Staff have any questions or Comments concerning this letter, please call the undersigned at (614) 248-7598.

Sincerely,

/s/ Elizabeth A. Davin

Elizabeth A. Davin

Assistant Secretary